1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com thor alden thor.alden@dechert.com +1 202 261 3391 Direct

November 9, 2017

VIA EDGAR

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

We are writing in response to the follow-up comment provided on November 3, 2017 with respect to Post-Effective Amendment No. 112 filed on Form N-1A on September 1, 2017 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), to make changes to the name, investment strategies and policies of the RBC BlueBay Emerging Market Select Bond Fund and the RBC BlueBay Global High Yield Bond Fund (together with the RBC BlueBay Diversified Credit Fund, the “Funds”). Each Fund has considered your additional comment and has authorized us to make the response discussed below on its behalf.

Comment 1.             Please supplementally explain how derivatives are valued for purposes of each Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 1.                Going forward, each Fund will use the market value of derivatives for purposes of its 80% names rule policy.

*          *          *          *          *

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

2